IM CANNABIS CORP.

Notice of Annual General Meeting of Shareholders March 16, 2020

Notice is hereby given that the annual general meeting (the "Meeting") of the holders of common shares of IM CANNABIS CORP. (the "Company") will be held at the offices of Gowling WLG (Canada) LLP, Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, Canada on Monday, March 16, 2020 at 1:00 p.m. (Toronto time) for the following purposes:

(1) to receive the Company's consolidated audited financial statements as at and for the financial years ended April 30, 2019 and 2018 and the auditors' report thereon, a copy of which is enclosed herewith if so requested or available on www.sedar.com;

(2) to fix the number of directors of the Company at five;

(3) to elect directors of the Company for the ensuing year;

(4) to appoint an auditor for the Company and to authorize the board of directors to fix their remuneration;

(5) consider, and if thought fit, to pass an ordinary resolution to re-approve the Company's stock option plan; and

(6) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular ("Circular") accompanying this Notice of Meeting.

Shareholders are invited to attend the Meeting. Registered shareholders who are unable to attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Non-registered shareholders who receive the Circular and form of proxy through an intermediary must deliver  the voting  form provided  in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than Thursday, March 12, 2020 at 1:00 p.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

DATED the 5th day of February, 2020.

By Order of the Board of Directors

"Oren Shuster"

OREN SHUSTER,
CHIEF EXECUTIVE OFFICER AND DIRECTOR